Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY, ABITIBI ROYALTIES & GOLDEN VALLEY TO COMBINE TO CREATE
A LEADING GROWTH AND AMERICAS-FOCUSED PRECIOUS METALS ROYALTY COMPANY

Vancouver, British Columbia and Val-d’Or, Québec, September 7, 2021 – Gold Royalty Corp. (“Gold Royalty”) (NYSE American: GROY), Abitibi Royalties Inc. (“Abitibi Royalties”) (TSX-V: RZZ, OTC-Nasdaq Intl: ATBYF) and Golden Valley Mines and Royalties Ltd. (“Golden Valley”) (TSX-V: GZZ, OTC QX: GLVMF) are pleased to announce that they have entered into definitive agreements (the “Agreements”) dated September 6, 2021, pursuant to which Gold Royalty will acquire all of the issued and outstanding common shares of each of Abitibi Royalties and Golden Valley by way of statutory plans of arrangement (the “Arrangements”).

Under the terms of the Agreement with Abitibi Royalties, which was negotiated at arms-length, each holder of the common shares of Abitibi Royalties (each, an “Abitibi Royalties Share”) will receive 4.6119 Gold Royalty common shares (each, a “Gold Royalty Share”) for each Abitibi Royalties Share held. Such share exchange ratio implies consideration of C$25.33 per Abitibi Royalties Share and a premium of approximately 22%1 to Abitibi Royalties shareholders based on the 20-day volume weighted average price of the Gold Royalty Shares and Abitibi Royalties Shares ending on September 3, 2021.

Under the terms of the Arrangement with Golden Valley, which was negotiated at arms-length, each holder of the common shares of Golden Valley (each, a “Golden Valley Share”) will receive 2.1417 Gold Royalty Shares for each Golden Valley Share held. Such share exchange ratio implies consideration of C$11.76 per Golden Valley Share and a premium of approximately 86%1 to Golden Valley shareholders based on the 20-day volume weighted average price of the Gold Royalty Shares and Golden Valley Shares ending on September 3, 2021. The consideration for the Golden Valley Shares reflects Golden Valley’s ownership in Abitibi Royalties plus the additional value of its other assets.

At closing, existing Gold Royalty, Abitibi Royalties (excluding Golden Valley’s ownership in Abitibi Royalties) and Golden Valley shareholders will own approximately 54%, 23% and 23%, respectively, of Gold Royalty after giving effect to the Arrangement (“GRC”) on a fully diluted and in-the-money basis.

Transaction Highlights

●	Balanced Portfolio with 191 Royalties Across Cash Flowing, Development and Exploration Assets (Schedule A): Well-balanced, diversified and peer-leading portfolio of royalties with current cash flow generation and further growth potential, including:

○	Cash-Flowing: Six royalties owned on operating mines with additional immediate cash generation potential from current investments.

○	Near-Term Cash Flow: Royalties in production expected to more than double with seven mines currently under development based on the respective operators’ disclosed plans.

○	Development: 14 Feasibility / PEA stage royalties and 15 resource stage royalties.

○	Exploration: 12 key exploration royalties and 137 early stage exploration royalties.

1 Spot exchange rate on September 3, 2021 of 1.2513 Canadian dollars per U.S. dollar.

●	Cornerstone Royalty on a Portion of Canada’s Largest Gold Mine, Canadian Malartic: Coveted exposure to portions of Canada’s largest producing gold mine, Canadian Malartic. With significant resource and reserve estimates, premier operators, and a multi-decade mine life, Canadian Malartic is widely regarded as a world-class mine. The Odyssey underground mine will become a significant cash flow generator for the combined company.

●	Multiple Avenues for Expected Growth (Cash Flow, Exploration, Royalty Generator Model): Royalty portfolio expected to drive year-over-year cash flow growth. GRC to leverage unique royalty generator model with a track record of success at Ely Gold and Golden Valley to facilitate organic growth.

●	Premier Operating Partners with Americas Focus (Concentration in Nevada and Québec): Increased diversity of the combined company’s mining operators, with over 15 key operators ranging in scale from senior gold mining companies to junior developers and concentrated in premier jurisdictions such as Nevada and Québec.

●	Strong Balance Sheet and No Debt: The combined company is expected to have $47 million in cash and marketable securities and no debt[2].

●	Experienced Management Team with Track Record of Creating Value: With a balance of technical and capital markets experience, GRC will continue to be led by a highly credible and established management team with a track record of creating value and sourcing accretive transactions.

●	Path to Re-Rate Through Increased Scale, Asset Quality and Precious Metals Focus: Potential share price re-rate through increased operating scale, royalty portfolio diversification, capital markets presence, increased trading liquidity and greater support from institutional investors.

David Garofalo, CEO, President and Chairman of Gold Royalty, stated: “We are pleased to present this consolidation opportunity to the shareholders of Golden Valley, Abitibi Royalties and Gold Royalty that will firmly establish the combined company as the leading growth and Americas-focused precious metals royalty company. We will have a significant presence in Québec and Nevada, two of the most favoured mining regions worldwide. The acquisition of Golden Valley and Abitibi Royalties represents a very compelling extension of our strategy by adding royalties over the world class Canadian Malartic mine – a generational asset that will continue to deliver gold production for decades to come. This business combination also provides a strong balance of asset quality, scale, financial strength and management to drive significant growth and to deliver further potential upside through a significant value re-rating to the benefit of all our stakeholders.”

Glenn Mullan, CEO, President and Chairman of Golden Valley, who will be joining GRC’s board of directors on completion of the transactions, commented: “This is a great outcome for Golden Valley shareholders. The transaction provides an immediate and compelling premium for our shareholders and the opportunity to continue to participate in the continued growth of what is a world class asset portfolio. Having considered the landscape, we are convinced that Gold Royalty is the best fit among the peer group of royalty companies to take over stewardship of our assets and I am particularly excited to be joining the Gold Royalty board at closing and to work with the Gold Royalty management team to execute on the growth strategy”

2 Pro forma cash and equivalents (including $19.9 mm of Agnico Eagle Mines shares and $4.4 mm of Yamana Gold shares based on share prices as at 3-Sep-21) less estimated transaction costs of $8.75 mm. On September 3, 2021, Gold Royalty announced that it entered into a commitment letter for an up to $25 mm revolving credit facility.

Ian Ball, CEO and President of Abitibi Royalties, commented: “Upon joining Abitibi Royalties in 2014, my goal was to build the “Best Gold Company.” I define this as the company that achieves the best share performance - period. In 2014, we started at C$0.35 per share and today we are announcing a combination with Gold Royalty at an implied value of C$25.33 per share. We have always tried to do it the right way, by walking in the same shoes as our shareholders. However, there is a point when someone with different skills is needed in order to continue the success of the company. I believe Abitibi Royalties has reached this stage. I look forward to seeing the Gold Royalty team build upon this exciting platform.”

Benefits to Gold Royalty Shareholders

●	Adds a large, high-quality and strategic portfolio of North American-focused royalties, including:

○	Four royalties (1.5% NSR, 2% NSR, 3% NSR, 15% NPI) on portions of Canadian Malartic, a large, long-life and cornerstone asset with the potential to sustain production for decades; and

○	A royalty (2.5-4.0% NSR) on Cheechoo, proximate to Newmont’s Eleonore Mine in Québec.

●	Builds on Gold Royalty’s royalty generator model with dedicated teams focused in Québec, Ontario and Nevada to help originate, evaluate and target opportunities with exploration upside.

●	Significantly enhances Gold Royalty’s cash position, while remaining debt free.

Benefits to Abitibi Royalties and Golden Valley Shareholders

●	Significant premiums of 22% and 86% to Abitibi Royalties and Golden Valley shareholders, respectively, in each case, based on the 20-day volume-weighted average price as of September 3, 2021.

●	Meaningful ownership in a leading growth and Americas-focused precious metals royalty company with continued exposure to Abitibi Royalties’ and Golden Valley’s respective royalty portfolio through ownership of GRC shares.

●	Expanded presence in Québec through Gold Royalty’s royalties on properties managed by Monarch Mining Corporation and Wallbridge Mining Company Limited.

●	Increase exposure to royalties that are in production, currently under development, in the feasibility or preliminary economic assessment stage and on numerous key exploration projects.

●	Incremental potential upside to Abitibi Royalties and Golden Valley shareholders due to increased operating scale, capital markets presence, royalty portfolio diversification and growth profile.

●	Simplifies ownership of Abitibi Royalties and eliminates Golden Valley’s current holding company structure, unlocking value for Golden Valley shareholders.

●	Improved trading liquidity due to NYSE American listing.

Transaction Conditions & Timing

Gold Royalty executed Agreements with each of Abitibi Royalties and Golden Valley, respectively. Pursuant to each such Agreement, the Arrangement with Abitibi Royalties will be by way of a plan of arrangement under this Business Corporations Act (British Columbia) and the Arrangement with Golden Valley will be by way of a plan of arrangement under the Canada Business Corporations Act. Each Agreement is subject to customary conditions applicable to the transactions contemplated therein, including receipt of requisite court, shareholder and stock exchange approvals.

Each of Abitibi Royalties and Golden Valley intend to call a meeting of shareholders to seek shareholder approval for their respective Arrangements. Completion of each Arrangement will require:

●	approval of at least 66 2/3% of the votes cast by applicable shareholders at the applicable meeting, and

●	approval of a simple majority of the votes cast by applicable shareholders excluding certain shareholders as required under Multilateral Instrument 61-101.

In addition, each Agreement is conditional on the completion of the Arrangement contemplated in the other Agreement. Each Agreement provides for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow each of Abitibi Royalties and Golden Valley to consider and accept a superior proposal, subject to a “right to match period” in favour of Gold Royalty. The Agreements also provide for a termination fee of C$10.0 million to be paid by Abitibi Royalties and C$5.0 million by Golden Valley to Gold Royalty. The Agreement between Abitibi Royalties and Gold Royalty provides for a reciprocal expense reimbursement of C$1.5 million if the Agreement is terminated under certain circumstances. The Agreement between Golden Valley and Gold Royalty provides for a reciprocal expense reimbursement of C$1.0 million if the Agreement is terminated under certain circumstances.

The directors, senior officers and certain shareholders of Abitibi Royalties and Golden Valley, holding in the aggregate approximately 65.4% and 38.0%, respectively, of the issued and outstanding common shares of each of Abitibi Royalties (including Golden Valley) and Golden Valley, have entered into voting support agreements with Gold Royalty, pursuant to which they have agreed to vote their shares in favour of their respective Arrangements at the applicable shareholder meeting. Of such shares, approximately 11.2% of the outstanding Abitibi Royalties Shares and 31.4% of the outstanding Golden Valley Shares are subject to a “hard” lock-up voting support agreement.

Each of Gold Royalty, Abitibi Royalties and Golden Valley are working towards closing the applicable transactions in the fourth quarter of 2021.

Board Approval

The boards of directors of each of Abitibi Royalties and Golden Valley have formed special committees of independent directors (the “Special Committees”) to consider the proposed transactions. The Abitibi Royalties Special Committee has received an opinion from Maxit Capital LP that, based upon and subject to the limitations, assumptions and qualifications of and other matters considered in connections with the preparation of such opinion, the consideration to be received by Abitibi Royalties shareholders (excluding Golden Valley) pursuant to the Abitibi Royalties Arrangement is fair, from a financial point view (the “Abitibi Fairness Opinion”). The Golden Valley Special Committee has also received an opinion from Maxit Capital LP that, based upon and subject to the limitations, assumptions and qualifications of and other matters considered in connections with the preparation of such opinion, the consideration to be received by Golden Valley shareholders pursuant to the Golden Valley Arrangement is fair, from a financial point view (together with the Abitibi Fairness Opinion, the “Fairness Opinions”).

Following their review and in consideration of, among other things, the Fairness Opinions, the Special Committees have unanimously recommended to their respective boards of directors to approve the Arrangements. The Abitibi Royalties and Golden Valley boards, following the receipt and review of the recommendations from their Special Committees, have unanimously approved the Agreements and have determined that the Arrangements are fair to shareholders of Abitibi Royalties and Golden Valley, respectively, and are in the best interest of their respective shareholders, and recommend that their respective shareholders vote in favour of their respective Arrangements.

Advisors and Counsel

BMO Capital Markets and Raymond James Ltd. are acting as financial advisors to Gold Royalty in connection with the Arrangements. Sangra Moller LLP is acting as Canadian legal advisor to Gold Royalty, Lavery de Billy, LLP is acting as Québec legal advisor to Gold Royalty and Haynes & Boone LLP is acting as U.S. legal advisor to Gold Royalty.

Maxit Capital LP is acting as financial advisor to Abitibi Royalties and Golden Valley in connection with the transaction. Getz Prince Wells LLP is acting as legal advisor to Abitibi Royalties and Golden Valley. Dentons Canada LLP is acting as legal advisor to the Special Committee of Abitibi Royalties and Maxis Law Corporation is acting as legal advisor to the Special Committee of Golden Valley.

Webcast and Conference

Gold Royalty, Abitibi Royalties and Golden Valley will host a joint webcast and conference call on September 7, 2021 at 11:00 AM Eastern (8:00 AM Pacific) for members of the investment community to discuss the Arrangement. Webcast and call-in information is provided below.

Webcast URL

https://produceredition.webcasts.com/starthere.jsp?ei=1494763&tp_key=0b01fadbb8

Conference Call Participant Numbers

Confirmation #:	6199662
Local:	Toronto: 647-794-4605 Vancouver: 604-449-6082
North American Toll Free:	1-888-204-4368

About Abitibi Royalties Inc.

Abitibi Royalties Inc. owns various royalties at the Canadian Malartic Mine near Val-d’Or, Québec. In addition, Abitibi Royalties is building a portfolio of royalties on early-stage properties near producing mines and generating mineral projects for option or sale.

About Golden Valley Mines and Royalties Ltd.

Golden Valley Mines and Royalties Ltd. is focused on project and royalty generation and continues to evaluate opportunities to enhance its mining exploration property portfolio. Golden Valley is able to grow its current assets by way of partner-funded option/joint ventures and through its shareholdings in related-entities.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balances portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Additional Information

Further details on the respective Agreements and Arrangements will be filed by Abitibi Royalties and Golden Valley under their respective profiles on SEDAR at www.sedar.com. In addition, further information regarding the respective Arrangements will be contained in management information circulars to be prepared by Abitibi Royalties and Golden Valley in connection with their respective shareholder meetings and filed on their respective SEDAR profiles on www.sedar.com at the time that such circulars are mailed to shareholders. All shareholders are urged to read the applicable management information circular once it becomes available as it will contain additional important information concerning the Arrangements.

For additional information, please contact:

Abitibi Royalties Inc.

Ian Ball, President & CEO

Tel.: 1-888-392-3857

Email: info@abitibiroyalties.com

Golden Valley Mines and Royalties Ltd.

Glenn Mullan, President & CEO

Tel.: 1-819-824-2808 ext.204

Email: glenn.mullan@goldenvalleymines.com

Gold Royalty Corp.

David Garofalo, CEO, President and Chairman

Tel.: 1-833-396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s, Abitibi Royalties’ and/or Golden Valley’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transactions and the respective Arrangement; the ability of the parties to satisfy the conditions to closing of one or both Arrangements; the anticipated timing, benefits and effects of the completion of the Arrangements, expected cash flows from royalties and other assets, expected development and operations at projects underlying the parties’ existing interests and the parties’ future growth plans and strategies, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required court, shareholder and regulatory approvals, exercise of any termination rights under the respective Agreements, any inability to satisfy the other conditions in the Agreements, material adverse effects on the business, properties and assets of the parties; any inability of the parties to realize the benefits of either proposed transaction. Inability of the parties to identify and complete suitable acquisition opportunities; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; and any inability of the parties to carry out growth plans. Although each of Gold Royalty, Abitibi Royalties and Golden Valley has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. None of Gold Royalty, Abitibi Royalties or Golden Valley undertakes to update any forward-looking statements, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SCHEDULE A

Significant Royalties - Stages of Development

Royalties on Producing Assets	Royalty	Location	Operator

Canadian Malartic (Open Pit)	3.0% NSR	Québec	Agnico Eagle/Yamana
Jerritt Canyon	0.5% NSR, PTR	Nevada	First Majestic
Marigold	0.75% NSR	Nevada	SSR Mining
Isabella Pearl	0.75% NSR	Nevada	Fortitude Gold
Rawhide	15% NPI	Nevada	Rawhide Mining

Royalties on Development Assets
Canadian Malartic (Underground)	3.0% NSR	Québec	Agnico Eagle/Yamana
Ren - Goldstrike	1.5% NSR, 3.5% NPI	Nevada	Barrick/Newmont
Gold Rock - Pan Mine	0.5% NSR	Nevada	Fiore Gold
Beaufor Mine	1.0% NSR	Québec	Monarch Mining
Beacon Mill	C$2.50 PTR	Québec	Monarch Mining
Lincoln Hill - Rochester Mine	2% NSR	Nevada	Coeur Mining

Royalties on Feasibility / PEA Stage Assets
Railroad-Pinon	0.44% NSR	Nevada	Gold Standard Ventures
Hog Ranch	2.25% NSR	Nevada	Rex Minerals
Cheechoo	2.5-4.0% NSR	Québec	Sirios Resources
São Jorge	1.0% NSR	Brazil	GoldMining
Yellowknife	1.0% NSR	Northwest Territories	GoldMining
La Mina	2.0% NSR	Colombia	GoldMining
Sleeper	0.33% NSR	Nevada	Paramount Gold
Mt. Hamilton	1.0% NSR	Nevada	Wateron
Fenelon	2% NSR	Québec	Wallbridge Mining

Royalties on Resource Development Stage Assets
Titiribi	2.0% NSR	Colombia	GoldMining
Yarumalito	1.0% NSR	Colombia	GoldMining
Whistler	1.0% NSR	Alaska	GoldMining
Crucero	1.0% NSR	Peru	GoldMining
Quartz Mountain	0.25% NSR, 1.25% NSR	Oregon	Alamos
Croinor Gold	2.5% NSR	Québec	Monarch Mining
McKenzie Break	2.5% NSR	Québec	Monarch Mining
Swanson	2.5% NSR	Québec	Monarch Mining
New Alger	1.0% NSR	Québec	Radisson Mining
Almaden	0.5% NSR	Idaho	GoldMining
Cachoeira	1.0% NSR	Brazil	GoldMining
Surubim	1.0% NSR	Brazil	GoldMining

Royalties on Key Exploration Stage Assets
War Eagle	2.0% NSR	Idaho	Integra
Rodeo Creek	2.0% NSR	Nevada	I-80 Gold
Red Lake Project	1.0% NSR	Ontario	Pacton Gold
Malartic South	2.5-3.0% NSR	Québec	Eagle Ridge
Callahan	0.5% NSR	Québec	Agnico Eagle
Menderes	3.0% NSR	Turkey	Frontline Gold
Borden Lake Exploration	0.4% NSR	Ontario	Newmont
Watershed (Côté Gold Exploration)	1.0% NSR	Ontario	IAMGOLD
Carlin Exploration	1.5% NSR	Nevada	Barrick/Newmont
Pinson Exploration	1.5% NSR	Nevada	Barrick/Newmont
Lone Tree Exploration	1.5% NSR	Nevada	Barrick/Newmont
Turquoise Ridge	1.5% NSR	Nevada	Barrick/Newmont